UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This Press Release may include information on future events. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements, which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, service transactions of Bradesco and of its competitors, regulatory approvals, currency fluctuations, changes in the range of services offered and other risks described in Bradesco’s reports. This Press Release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, 05/07/2007	1st Quarter 2007 Earnings Release

  Net Income in 1Q07 was R$1.705 billion, +11.4% compared to 1Q06 (equivalent to R$0.85 per stock).
  In the three-month period of 2007, the annualized Return on Average Stockholders’ Equity (ROAE) stood at 30.2% and at 34.6% in 1Q06.
  Total Assets reached R$281.944 billion in March/07, +30.3% compared to March/06 and +6.2% compared to December/06, R$101.473 billion or 36.0% of which represented by Loan and Leasing Operations.
  Unrealized Net Income, represented by the difference between market values of assets and liabilities and their respective book values, totaled R$3.877 billion in March/07 against R$1.822 billion in March/06, a R$2.055 billion increase (note 32b to the Financial Statements).
  Net Income Breakdown in 1Q07 was: 31.0% originated by Insurance, Private Pension Plans and Certificated Savings Plans, 25.3% by Loan Operations, 29.5% by Fee Income, 7.5% by Securities and Treasury and 6.7% by Funding Results.
  Adjusted Net Interest Income reached R$5.019 billion in 1Q07, a 0.9% increase compared to 1Q06 and a 0.5% decrease compared to 4Q06.
  Fee Income totaled R$2.559 billion, increasing by R$519 million, or 25.4% against 1Q06. Compared to 4Q06, it grew by R$135 million, or 5.6%.
  Operating Efficiency Ratio, for the accumulated 12-month period, continued to present consistent improvement, standing at 42.1% in March 2007, against 44.1%, in March 2006.
  Remuneration to Stockholders as Interest on Own Capital/Dividends paid and provisioned, related to the year 2007, amounted to R$601 million (R$539 million in the same period of 2006).
  On April 27, Moody’s Investors Service upgraded Bradesco’s Bank Financial Strength Rating (BFSR) from C- to B-. This rating is the highest one granted to Brazilian banks in that category.
  On March 30, 2007, Banco Bradesco’s Market Capitalization reached R$83.507 billion, corresponding to a 15.6% jump compared to the same period of 2006. Based on the most recent stock price, as of May 4, 2007, Bradesco’s Market Cap stood at R$90.169 billion.

Milton Vargas
Executive Vice-President and Investor Relations Officer

Domingos Figueiredo de Abreu
Managing Director

Jean Philippe Leroy
Department Director
Telephone: (55 11) 2178-6201

Institutional Area	Individuals Area

Phone: +55(11) 2178-6218	Phone: +55(11) 2178-6203

e-mail: investors@bradesco.com.br

www.bradesco.com.br/ir

Loan Portfolio

The Loan Portfolio, including Sureties and Guarantees and receivables from Credit Cards, reached R$122.355 billion, up by 25.1% compared to March/06 and by 5.3% in this quarter.

Excluding Sureties and Guarantees and receivables from Credit Cards, the Loan Portfolio amounted to R$101.473 billion, increasing by R$17.047 billion or 20.2% compared to March/06 and by R$5.254 billion or 5.5% in this quarter.

Loans to Individuals recorded a R$5.910 billion growth, or 16.5% compared to March/06, and a R$2.017 billion growth or 5.1% in this quarter, mostly originated from higher demand of Personal Loans, Auto Finance, Credit Cards and Leasing, as a result of the better economic environment and the growth of the sum of all salaries paid to workers during the year. When one does not include the loan portfolios acquired, the expansion in Loans was of 22.6% over March/06 and of 5.7% in this quarter.

Loans to Corporates grew by R$11.137 billion or 22.9% compared to March/06, mostly in Trade Finance Operations, Guaranteed Account, BNDES Onlendings and Working Capital, considering the overall economic recovery. In this quarter, the loan expansion was R$3.237 billion or 5.7%, with main increases also recorded in Guaranteed Account, Trade Finance Operations and Working Capital.

SMEs expanded their demand for loans, recording increases of 27.5% compared to March/06 and of 3.3% in this quarter. Referring to Large Corporates, increases of 18.6% over March/06 and of 8.2% in this quarter were recorded in the Loan Portfolio. In addition, it is worth mentioning that 91.1% of Sureties and Guarantees operations are originated by Large Corporates.

Loan Portfolio by type of client:

Asset Quality

In the table below we present the quality of our portfolio distributed in the AA-C ratings, comparing with the Financial System and Private Banks ones:

	March/07	December/06	March/06
Bradesco	92.2%	92.1%	92.8%
Financial System	90.8%	90.0%	89.4%
Private Banks	91.1%	91.7%	91.1%

The balance of Allowance for Doubtful Accounts (PDD) amounted to R$6.775 billion, corresponding to 6.7% of the Loan Portfolio, R$5.672 billion of which are required provisions and R$1.103 billion are additional provisions.

Coverage Ratio

In the table below we present the coverage ratios of our portfolio:

	Mar/07	Dec/06	Mar/06
PDD / Loan Portfolio	6.7%	6.9%	6.3%
Delinquency by more than 90 days / Loan Portfolio	3.6%	3.6%	3.1%

Allowance for Doubtful Accounts (PDD) Expenses

In the quarter we recorded allowance for doubtful accounts expenses of R$1.160 billion, a R$222 million increase compared to 1Q06, in line with the 20.2% growth of the Loan Portfolio, highlighting the 22.9% increase in loans to corporates.

In the comparison between 1Q07 and 4Q06, PDD Expenses had a R$29 million drop, resulting from the stability in the Delinquency Ratio of the consolidated portfolio, due to the larger share of loans granted to Corporates that normally have a lower delinquency, as well as to the slight decrease of Delinquency related to Corporates.

Deposits, Debentures, Subordinated Debts and Technical Provisions

In the chart below, we present the evolution of deposits, debentures and subordinated debts compared to March/06 and in this quarter:

	R$ billion			Change %
	Mar/07	Dec/06	Mar/06	Quarter	12 Months
Demand deposits	20.1	20.5	16.2	(2.0)	23.9
Savings deposits	27.6	27.6	25.6	-	8.0
Time deposits	35.7	34.9	32.3	2.2	10.5
Debentures	22.3	24.2	15.0	(7.7)	48.9
Subordinated Debt	12.1	11.9	9.6	1.7	26.3
Total	117.8	119.1	98.7	(1.1)	19.4
Note: Variation calculated in R$ million.

Accordingly, we present below the volume of Technical Provisions for Insurance, Private Pension Plans and Certificated Savings Plans, reflecting Grupo Bradesco de Seguros e Previdência’s leadership in premiums, as well as its conservative provisioning policy:

	R$ billion			Change %
	Mar/07	Dec/06	Mar/06	Quarter	12 Months
Life and Private Pension Plans	43.4	42.0	36.4	3.3	19.5
Insurance	4.9	4.8	4.0	2.5	21.7
Certificated Savings Plans	2.3	2.3	2.2	0.6	6.7
Total	50.6	49.1	42.6	3.1	19.0
Note: Variation calculated in R$ million.

Contingent Liabilities

In the chart below we highlight the balance of such provisions:

	R$ million
	Mar/07	Dec/06	Mar/06
Severance Proceedings	1,241	1,268	951
Civil Proceedings	863	872	714
Fiscal and Social Security Provisions	5,649	5,084	3,933
Total	7,753	7,224	5,598

Capital

Bradesco’s Accounting Stockholders’ Equity in March 2007 totaled R$26.209 billion, while the Reference Stockholders’ Equity reached R$35.535 billion. Thus, the Capital Adequacy Ratio (BIS) stood at 15.7% in consolidated figures. Considering that the minimum ratio established in Brazil is 11%, this margin enables the increase in the Loan Portfolio by R$97.3 billion, almost doubling the current portfolio volume.

At the Special Stockholders’ Meeting held on March 12, 2007, it was resolved to increase the Capital Stock in the amount of R$3.8 billion, from R$14.2 billion to R$18 billion, upon the use of part of the “Profit Reserve – Statutory Reserve” account balance, granting the company’s stockholders, as stock bonus, free of charge, one (1) new stock, of the same type, for each stock held. 1,000,679,724 new non-par registered, book-entry stocks were issued, 500,042,656 of which were common stocks and 500,637,068 were preferred stocks.

Asset Management

Bradesco’s Total Assets under Management reached R$151.651 billion, comprising Investment Funds, Managed Portfolios and Third-Party Funds, up by 15.5% compared to March/06 and by 3.1% in this quarter, as follows:

Stockholders Equity – R$ million

	Mar/07	Dec/06	Mar/06

Investment Funds	139,777	135,837	116,875
Managed Portfolios	7,115	6,938	8,468
Third-Party Funds	4,759	4,333	5,937

Total	151,651	147,108	131,280

Assets Distribution – R$ million
	Mar/07	Dec/06	Mar/06

Total Fixed Income	137,792	134,874	119,501
Total Equities	9,100	7,901	5,842
Total Third-Party Funds	4,759	4,333	5,937

Overall Total	151,651	147,108	131,280

Adjusted Net Interest Income

For a better analysis, the Net Interest Income adjusted by the effects of the desinvestments and hedge of equity abroad is presented as follows:

R$ million
	1Q07	1Q06	Change	1Q07	4Q06	Change
Reported NII	5,231	5,260	(29)	5,231	5,321	(90)
( - ) Sale of stake in USIMINAS	-	-	-	-	(219)	219
( - ) Hedge/Exchange Variation	(212)	(285)	73	(212)	(57)	(155)
Adjusted NII	5,019	4,975	44	5,019	5,045	(26)
- NII - Interest	4,608	4,277	331	4,608	4,502	106
Volume	-	-	855	-	-	233
Rate	-	-	(524)	-	-	(127)
- NII - Non-Interest	411	698	(287)	411	543	(132)
% Adjusted over Average Assets	7.5%	9.7%	-	7.5%	8.2%	-

In the comparison between 1Q07 and 1Q06, the R$44 million Adjusted Net Interest Income appreciation was due to:

  a R$331 million increase in result from interest income operations, mainly driven by the expansion in the volume of operations, and mitigated by the R$287 million drop in “non-interest” income, resulting, basically from higher Securities and Treasury gains in 1Q06.

In the comparison between 1Q07 and 4Q06, the R$26 million decrease was:

  basically originated from the “non-interest” income, with a R$132 million decrease due to lower Securities and Treasury gains, and partially mitigated by the growth in result from interest income operations, in the amount of R$106 million, as a result of the growth in volume of operations.

Fee Income

We show below the breakdown and change of fees, in the respective periods:

R$ million
	1Q07	1Q06	Change %	1Q07	4Q06	Change %
Checking Account	574	495	16.0	574	547	4.9
Card Income	557	349	59.6	557	541	3.0
Loan Operations	441	360	22.5	441	411	7.3
Asset Management	334	303	10.2	334	309	8.1
Collection	204	180	13.3	204	198	3.0
Other	449	353	27.2	449	418	7.4
Total	2,559	2,040	25.4	2,559	2,424	5.6

The increase in this income was due to:

  the increase in the volume of operations;
  coupled with the segmentation process impact; and
  the consolidation of Amex Brasil;

Personnel Expenses

We present below the breakdown and changes of personnel expenses, in the respective periods:

R$ million
	1Q07	1Q06	Change %	1Q07	4Q06	Change %
Structural	1,265	1,203	5.2	1,265	1,287	(1.7)
Non-Structural	195	216	(9.7)	195	173	12.7
Total	1,460	1,419	2.9	1,460	1,460	-

In the comparison between 1Q07 and 1Q06, the R$41 million variation was derived from:

  the increase in payroll resulting from the 2006 collective bargaining agreement (3.5%) benefits and other in the amount of R$30 million;
  higher expenses with Profit Sharing (PLR) in the amount of R$24 million;
  Amex Brasil and Fidelity consolidation of R$42 million; and
  mitigated by lower expenses with provisions for labor proceedings in the amount of R$55 million.

In the comparison between 1Q07 and 4Q06, expenses remained stable.

Other Administrative Expenses

We demonstrate below the breakdown and changes of other administrative expenses, in the respective periods:

R$ million
	1Q07	1Q06	Change %	1Q07	4Q06	Change %
Third-Party Services	318	263	20.9	318	344	(7.6)
Communication	220	187	17.6	220	213	3.3
Transportation	144	123	17.1	144	148	(2.7)
Depreciation and Amortization	133	109	22.0	133	130	2.3
Advertising	107	91	17.6	107	223	(52.0)
Financial System Services	123	113	8.8	123	121	1.7
Rentals	96	81	18.5	96	94	2.1
Asset Maintenance and Conservation	68	63	7.9	68	74	(8.1)
Data Processing	89	50	78.0	89	87	2.3
Other	242	237	2.1	242	237	2.1
Total	1,540	1,317	16.9	1,540	1,671	(7.8)

In the comparison between 1Q07 and 1Q06, the R$233 million variation was due to:

  the increase in business volumes;
  the investments in the improvement and optimization of the IT platform;
  the contractual adjustments in the period; and
  the consolidation of Amex Brasil.

In the comparison between 1Q07 and 4Q06, the R$131 million reduction was due to higher advertising expenses in 4Q06, related to the increase of media advertising.

Performance Indexes

Efficiency Ratio

We present in the chart below the continuous improvement in this ratio, reflecting the focus on the appropriate management of costs (personnel and administrative expenses), as well as on the increase in several income sources:

  Accumulated 12-month period

Coverage Ratio

The Coverage Ratio (Fee Income / Personnel Expenses + Administrative Expenses) has also been constantly improving, as presented below:

  Accumulated 12-month period

Insurance, Private Pension Plans and Certificated Savings Plans

Bradesco Seguros e Previdência posted in 1Q07 Net Income of R$529 million (+14.8% over 1Q06 and -6.9% over 4Q06). It is worth pointing out that, in 1Q07, we recorded a Technical Provision in the “Individual Health” portfolio of R$236 million, a complement to the extraordinary technical provision of R$387 million recorded in 4Q06, related to differences between adjustments of the plans and corresponding medical and hospital costs.

Up to March 2007, the client base grew by 9.9% compared to March 2006, totaling 18.785 million clients. Compared to the previous quarter, there was a 2.8% expansion.

Premiums from Private Pension Plans and Certificated Savings Plans amounted to R$4.801 billion in March/07, against R$4.397 billion reached in the same period of 2006, representing a 9.2% increase and a 25.1% market share (February/2007 market data).

Technical Provisions totaled R$50.653 billion, reflecting, according to Susep data, a 36.8% share of the entire Brazilian market (February/07 market data).

Combined Ratio

The improvement in the combined ratio is due to the 5.4 percentage point reduction in the claims ratio, from 78.7% in 1Q06 to 73.3% in 1Q07, mainly the Life, Health and Dpvat segments, which presented the higher decreases in reported claims.

	1Q07	1Q06
Combined	91.8	99.3
Expanded Combined	78.7	86.0
International Combined	85.4	92.2

Combined Ratios by Activity (%)

	1Q07	1Q06
Health	88.6	95.5
Life/AP/VGBL	67.0	84.0
Auto/RCF and Basic Lines	104.9	104.3

Highlights of the Market Relations Department

Investor Relations Area

In Feb/07, Banco Bradesco was granted two awards in the 2007 IR Global Rankings (9th edition).

Bradesco’s IR Website was acknowledged as the best one worldwide in the financial sector, besides presenting the Best Practices of Financial Disclosure in Brazil.

In the overall ranking, Bradesco is the most outstanding bank, as it stands among the IR websites with the highest scores within a list of approximately 50 indicators broken down in topics such as content, technology, design, interactivity and responsiveness.

IR Global Rankings awards companies that maintain consistent communication with investors. This 9th edition evaluated 145 companies from 33 countries.

In Feb/07, we held the 1st Chat on the 4Q06 results, and on May 9 we will hold the 2nd Chat, which will discuss 1Q07 results.

In Mar/07, Bradesco took part in the Meeting with Investors in partnership with the National Institute of Investors (INI).

Also in the first quarter, APIMECs (meetings held by the Association of Capital Market Investment Analysts and Professionals) were carried out in the cities of Campinas (São Paulo state), Goiânia (Goiás state) and Juiz de Fora (Minas Gerais state).

Social-environmental Area

2006 Sustainability Report
Launched in March, the report presents an overview of the Organization’s performance in the economic-financial, environmental and social scopes, disseminating among stakeholders the practices and concepts applied in Bradesco’s daily operations. Aiming at offering increasingly transparent accountability to the Organization’s strategic publics, the 2006 Sustainability Report innovated by adopting the third generation of the Global Reporting Initiative (GRI) guidelines as well as the supplements for the financial sector.

Release of the English and Spanish versions of the Social-environmental Responsibility website
Bradesco launched the English and Spanish versions of its Social-environmental Responsibility website. Currently, in addition to Bovespa, Bradesco’s stocks are also traded on the New York and Madrid Stock Exchanges. Therefore, the electronic page is an important tool for building an increasingly more positive relationship between the Bank and the market.

Creation of Bradesco Vehicle EcoFinancing Program
By means of a new partnership entered into with Fundação SOS Mata Atlântica, Bradesco created the Vehicle EcoFinancing Program. The initiative contributes to the development of Florestas do Futuro (Forests of the Future) program, aimed at the recovery of riparian forest areas at the Atlantic Rainforest. For each financed vehicle, by means of consumer sales financing (CDC) or Leasing, tree seedlings are sowed, aiming at reducing the effects of carbon emission in the atmosphere.

Bradesco receives SA 8000 Certification
The Organization is the first one in the Americas’ financial sector to be granted an international certification in Social Accountability. Rule SA 8000 is a people-oriented international certification in corporate social accountability focused on the quality of relationships and the workplace. Its goal is to improve working conditions, meeting the requests of human, children’s and labor rights. The certification values the employees’ quality of life and the company’s relationship with its stakeholders.

Other Highlights for the Quarter

On March 29, the start of the ATM Outplaced Terminals Sharing between Bradesco and Banco do Brasil, with the purpose of improving the width and efficiency of our services. At the end of the implementation, the Shared Network will rely on nearly 8,200 ATM outplaced terminals.

Note: The complete version of the Financial Statements, as well as the Report on Economic and Financial Analysis as of March 31, 2007, are available on our Website (www.bradesco.com.br/ir) in the Portuguese, English and Spanish versions.

CONFERENCE CALL INFORMATION

Date: Tuesday, May 8, 2007
Portuguese	English
10:00 a.m. (São Paulo time) 9:00 a.m. (US EDT time) Brazil (11) 4688-6301 International (55 11) 4688-6301 Code: Bradesco	11:00 a.m. (São Paulo time) 10:00 a.m. (US EDT time) USA (1-800) 860-2442 International (1-412) 858-4600 Brazil (0-xx-11) 4688-6301 Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow. Please access our website www.bradesco.com.br/ir. On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from May 08 to 16, 2007, at the phone numbers (55 11) 4688-6225 for Portuguese, conference call code: 270 (event in Portuguese) and (55 11) 4688-6225, conference call code: 358 (event in English). Alternatively, it will be available on Bradesco’s Investors Relations website approximately two hours after the event has ended.

Market Indicators

In %	1Q07	4Q06	1Q06	ACCUM 12M
USD Commercial Rate	(4.10)	(1.66)	(7.19)	(5.61)
CPI	1.26	1.12	1.44	2.96
CDI	3.03	3.12	4.04	13.93
IGP-M	1.11	1.54	0.70	4.28
Selic (year end)	12.75	13.25	16.50	12.75
USD Commercial Rate (year end) – R$	2.0504	2.1380	2.1724	2.0504

Macroeconomic Scenario

In %	2007	2008	2009
USD Commercial Rate (year end) – R$	1.95	2.00	2.08
CPI	3.34	3.60	3.80
IGP-M	2.70	3.49	4.25
Selic (year end)	10.75	9.75	9.75
GDP	4.40	4.50	4.50

Economic highlights for 1Q07
(Comments from the Economic Research and Studies Department)

  1Q07 reveals a new moment in the Brazilian economy, in which there is a clearer perception of the recovery in economic activity, especially in investments and family consumption.
  Brazil is probably going through one of the best moments of the last 10 years. Despite the uncertainties of a still open reform agenda, a recovery of corporate confidence can be perceived, thanks to the lower activity volatility coupled with price stability.
  We can see a new taste for risk-taking in Brazil. All the corporate surveys state an entrepreneurial spirit which is just in its inception.
  We are going through a transition phase, from a historically closed economy into one that is more open to international competition, and that presents several dilemmas for companies that need to adapt to this new reality, by reinforcing productivity and increasing efficiency.
  Credit is growing steadily at very satisfactory rates -, between 20% and 25% p.a. -, benefited by a benign dynamics in the job market with the increase in the employed population and in the actual salary, which keeps the delinquency rate under control and with gradual drops. The credit/GDP ratio, still at 31%, has a lot of leeway to further expand.
  We do not expect any major changes in the exchange scenario, since the Brazilian trade balance continues to deliver large surpluses. We are expecting an exchange rate of R$1.95/US$ at the end of the year.
  As to the interest rate, we regard as very possible a continuing 0.25% decrease at each Monetary Policy Committee (COPOM) meeting and, depending on the inflation path, even a few 0.50% decreases. What really matters is that we are very close to one-digit nominal interest rates. We think this can be possible by mid-2008.
  Finally, we expect economic growth to reach 4.4% this year and to keep growing at that pace in coming years.

MAIN FIGURES AND INDEXES

R$ Million	1Q07	1Q06%		1Q07	4Q06%
Recurring Net Income	1,705	1,530	11.4	1,705	1,620	5.2
Earnings per Stock (R$) (*)	0.85	0.78	9.0	0.85	0.81	4.9
Book Value per Stock (R$) (*)	13.01	10.41	25.0	13.01	12.31	5.7

ROAE (Annualized)	30.2	34.6	-	30.2	32.3	-
ROAA (Annualized)	2.5	2.9	-	2.5	2.6	-

Net Interest Income - Adjusted	5,019	4,975	0.9	5,019	5,045	(0.5)
Fee Income	2,559	2,040	25.4	2,559	2,424	5.6
Personnel and Administrative Expenses	(3,000)	(2,736)	9.6	(3,000)	(3,131)	(4.2)

Total Assets	281,944	216,391	30.3	281,944	265,547	6.2
Loan Portfolio	101,473	84,426	20.2	101,473	96,219	5.5
Sureties and Guarantees	15,969	10,737	48.7	15,969	14,791	8.0
Credit Cards (**)	4,913	2,655	85.0	4,913	5,215	(5.8)
Allowance for Doubtful Accounts	(6,775)	(5,315)	27.5	(6,775)	(6,646)	1.9
Deposits	84,162	74,482	13.0	84,162	83,905	0.3
Subordinated Debts	12,147	9,614	26.3	12,147	11,949	1.7
Technical Provisions	50,653	42,555	19.0	50,653	49,129	3.1
Stockholders’ Equity	26,029	20,375	27.7	26,029	24,636	5.7

In %
Efficiency Ratio	40.9	41.0	-	40.9	43.3	-
Efficiency Ratio (***)	42.1	44.1	-	42.1	42.1	-
Expanded Combined Ratio	78.7	86.0	-	78.7	86.9	-
BIS Ratio (Economic-Financial Consolidated)	17.8	19.0	-	17.8	18.8	-
(Total Consolidated)	15.7	16.7	-	15.7	16.5	-
Fixed Asset Ratio (Economic-Financial Consolidated)	49.2	42.6	-	49.2	48.0	-
(Total Consolidated)	11.4	13.9	-	11.4	12.2	-

R$ Million	1Q07	1Q06%		1Q07	1Q06%
Interest on Own Capital/Dividends	601	539	11.5	601	40	1,402.5
Total Stock (in Thousand) (*)	2,001,359	979,282		2,001,359	1,000,883

(*)	Note: For comparison purposes, the amounts were adjusted by the 100% stock bonus in 2007.
(**)	Operations with loan characteristic – purchases paid in installments and in cash.
(***)	Accumulated 12-month period.

STATEMENTS OF RECURRING INCOME

R$ Million	1Q07	1Q06%		1Q07	4Q06%

REVENUES FROM FINANCIAL INTERMEDIATION	9,313	8,797	5.9	9,313	9,566	(2.6)

EXPENSES FROM FINANCIAL INTERMEDIATION	4,294	3,821	12.4	4,294	4,521	(5.0)

NET INTEREST INCOME (1)	5,019	4,975	0.9	5,019	5,045	(0.5)

Allowance For Doubtful Accounts	(1,160)	(938)	23.7	(1,160)	(1,189)	(2.4)
GROSS INCOME FROM FINANCIAL INTERMEDIATION	3,859	4,037	(4.4)	3,859	3,856	0.1

OTHER OPERATING INCOME (EXPENSES)	(1,577)	(1,825)	(13.6)	(1,577)	(1,677)	(6.0)
Fee Income	2,559	2,040	25.4	2,559	2,424	5.6
Retained Premiums from Insurance, Private Pension Plans and Certificated Savings Plans	3,606	3,458	4.3	3,606	4,627	(22.1)
Change in Provisions from Insurance, Private Pension Plans and Certificated Savings Plans (2)	(663)	(579)	14.5	(663)	(1,569)	(57.7)
Claims – Insurance Operations	(1,428)	(1,509)	(5.4)	(1,428)	(1,652)	(13.6)
Certificated Savings Plans Draws and Redemptions	(301)	(285)	5.6	(301)	(344)	(12.5)
Insurance and Private Pension Plans Selling Expenses	(260)	(243)	7.0	(260)	(269)	(3.3)
Private Pension Plans Benefits and Redemption Expenses	(713)	(727)	(1.9)	(713)	(449)	58.8
Personnel Expenses	(1,460)	(1,419)	2.9	(1,460)	(1,460)	-
Other Administrative Expenses	(1,540)	(1,317)	16.9	(1,540)	(1,671)	(7.8)
Tax Expenses	(585)	(508)	15.2	(585)	(577)	1.4
Equity in the Earnings of Affiliated Companies	12	5	140.0	12	30	(60.0)
Other Operating Income	337	255	32.2	337	430	(21.6)
Other Operating Expenses	(1,142)	(960)	19.0	(1,142)	(1,197)	(4.6)

OPERATING INCOME	2,281	2,248	1.5	2,281	2,179	4.7
NON-OPERATING INCOME	(3)	(32)	(90.6)	(3)	(29)	(89.7)
INCOME BEFORE TAXES AND PROFIT SHARING	2,278	2,216	2.8	2,278	2,150	6.0
TAXES ON INCOME (3)	(570)	(681)	(16.3)	(570)	(528)	8.0
MINORITY INTEREST IN SUBSIDIARIES	(3)	(5)	(40.0)	(3)	(2)	50.0
RECURRING NET INCOME	1,705	1,530	11.4	1,705	1,620	5.2

Adjustments made in the period:
(1) The partial result of derivatives used for hedge effect of investments abroad was R$212 million in 1Q07 and R$285 million in 1Q06.

Adjustments made in the quarters:
(1) The partial result of derivatives used for hedge effect of investment abroad in 1Q07 was R$212 million against R$57 million in 4Q06 and the positive result reached in the disposal of our stake in Usiminas in 4Q06 was R$219 million;
(2) Extraordinary provision in the “Individual Health” portfolio, in the amount of R$387 carried out in 4Q06 related to the differences between the readjustments of the plans and the corresponding medical and hospital costs;
(3) Activation of fiscal credits of previous periods, in the amount of R$194 million in 4Q06.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07 th, 2007

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.